ALOE VERA NATUREL, INC.


                                 PROXY STATEMENT

                         SPECIAL MEETING OF SHAREHOLDERS
                                  May 10, 1996


                    PROXY SOLICITED BY THE BOARD OF DIRECTORS



         This proxy statement is furnished to holders of the common stock of Aloe Vera Naturel, Inc., (the "Company") in connection with the solicitation by the Board of Directors of proxies for use at the special meeting of shareholders to be held on the 10th day of May, 1996, and at all adjournments thereof, for the purposes set forth in the attached Notice.

         Management knows of no matters to be presented at the meeting other than as mentioned below. However, if any matter not specifically set forth in the attached Notice of Meeting properly comes before the meeting, it is intended that the holder of the proxies will vote in their discretion.

         Holders of outstanding stock of record at the close of business on April 1, 1996, are entitled to vote at the meeting and to cast one vote for each share held. The outstanding voting securities of the company, as of April 1, 1996, consists of 5,575,833 shares.



                             PRINCIPAL SHAREHOLDERS

         The company knows of no person who is the beneficial owner of more than 5% of the company's voting securities except as follows:

Name of Beneficial Owner         Number of Shares   % of Ownership
- - ------------------------         ----------------   --------------

George N. Berger                     2,625,000         47.0%

Donald E. Densmore                     250,000          4.5%

Wayne E. Densmore                      348,000          6.0%

John P. Porter                         246,500          4.4%

All officers and
Directors as a group                 3,469,500         62  %


                             OFFICERS AND DIRECTORS

         The officers and directors of the company are as follows:

Name                                  Age               Position
- - ----                                  ---               --------

George N. Berger                       39         President and  Director

Donald E. Densmore                     60         Director

Wayne E. Densmore                      65         Director

John P. Porter                         69         Director

         GEORGE N. BERGER, President, Chief Financial Officer, Secretary and Director. Mr. Berger has a degree in Economics from Concordia College and an MBA from the University of Minnesota. He has served as an officer and director of the company since November, 1991.

         DONALD E. DENSMORE, Director. Mr. Densmore has been a director of the company since 1980, and was president from 1982 to 1991. From 1992 to 1995 he was an executive of K. H. Watts Co. a manufacturers representative.

         WAYNE E. DENSMORE, Director. Mr. Densmore has been a director of the company since 1980, and was secretary from 1982 to 1991. Mr. Densmore was the President of International Blending Company for 22 years until its sale in 1992, and remained the general manager until his retirement in 1995.

         JOHN P. PORTER, Director. Mr. Porter was been a director of the company since 1980. He is now retired, before retirement he was National Sales Manager for Heidelberg Eastern, Inc.


                             EXECUTIVE COMPENSATION

         There are no officers or directors that received compensation in excess of $60,000 or more during the last year. Mr. Berger has an employment contract with the company, however, all pay has been suspended since October, 1992, and he has agreed to waive all claims for salary as a result of the Agreement and Plan of Exchange.


                               REVERSE STOCK SPLIT

         There are now 5,575,833 shares of common stock outstanding. The Board of Directors has decided that it is in the best interests ot the Company to reverse split the shares so that there will be 1 share for each 20 shares. This will mean that there will be 278,792 shares outstanding.

         The Board of Directors recommends a vote for the proposal for the reverse stock split.


                 PLAN OF EXCHANGE WITH EQUIHOT DELFSTOFFEN N.V.

         The Board of Directors has entered into an agreement with Equihot Delfstoffen, N.V.. a Belgian Corporation for an Agreement for Plan of Exchange of Equihot Hervezekering N.V. A copy of the agreement is attached to this Proxy Statement as Appendix A. Under the terms of the agreement Equihot Delfstoffen N.V. will transfer all of the issued and outstanding shares of Equihot Hervezekering N.V. to the Company in exchange for 5,297,041 shares.

                             Aloe Vera Naturel, Inc.

         Aloe Vera Naturel, Inc. was started as a Minnesota corporation on August 17, 1977, and 900,000 shares were issued to the founders. Beginning in March, 1978 the company sold 895,000 shares in a public offering, and in 1981 there were an additional 133,333 shares sold. The company was formed to market cosmetics and skin care products. The business was not successful, and in 1982 the business ceased.

         There were 500,000 shares issued in 1982 to retire notes payable. Also in 1982 there was an attempt to resurrect the business with an agreement with Longhorn Energy Services, Inc. This was not successful. There were 60,000 shares issued in settlement of legal and other fees in connection with a Longhorn offering, and there was a reversal of the Longhorn merger in 1984 that resulted in the issuance of 300,000 shares of the company, which was approved at a shareholders meeting in 1992.

         There were additional shares issued in 1991: 12,500 for referral fees, 150,000 to Donald E. Densmore for management fees, and 2,625,000 to George N. Berger for consulting fees incurred before he became an officer and director of the company.

         The company filed a registration statement of Form 10-SB in January, 1994 to become a reporting company. In September, 1995 the registration statement was cleared by the Securities and Exchange Commission.

         The company has had no material assets and no business operation since the discontinuance of the cosmetics and skin care marketing business in 1982.


                           Equihot Hervezekering N.V.

         Equihot Hervezekering N.V. is a corporation, incorporated in Belgium, and is a wholly owned subsidiary of Equihot Delfstoffen N.V., also a Belgian corporation. The parent company is a metals trading company that trades in raw, refined or constructed products of metal throughout the world. Equihot Hervezekering N.V. was started as a reinsurance subsidiary of the parent company.

         Equihot Hervezekering N.V. principally does business with companies in the metal trading business. It only writes reinsurance, not the primary insurance. The reinsurance is limited principally to that of financial or political risks associated with the delivery of metal products, usually defined as raw, refined or constructed products, warehoused or in transit, as a result of the risks of political insurrection, riots, strikes and other malicious acts, including terrorism; and relating to the movement of cargo by land, sea or air, including the ship's hulls and light aircraft.

         The reinsurance account emanates mainly from southern Africa, and specifically South Africa, Namibia, Botswana, Mozambique, Zimbabwe, Zambia, Malawi and Angola.

         Equihot Hervezekering N.V. also has a policy of entering into an agreement with one specific producer on one geographical area. The reason is to avoid conflict between producers, and also to maintain a desired rating structure and any downward pressure from competing brokers in the same market.

         The close association with the parent company has led to a desirable risk structure, and there have been no losses from claims on an as if basis in the past seven years. Equihot Hervezekering N.V. branched out in 1995 to write reinsurance for other major international companies active in metal trading. In keeping with the prior method of operation the company only enters into arrangements with insurance companies with a proven risk management experience, and an acceptable level of loss ratio.



                                 CHANGE OF NAME

         The Company intends to change its name after the shareholders meeting to Equisure, Inc. It will retain the name Equihot Hervezekering N.V. for its wholly owned subsidiary for the reason that it has many insurance contracts throughout the world in that name. As a result it would create numerous problems to cease doing business as Equihot Hervezekering N.V., and it will continue to do business in that name. It is intended that all accounting will be on a consolidated basis, so that the income of the subsidiary will be the income of the parent company.

         The Board of Directors recommends a vote to change the name to Equisure, Inc.


                    OFFICERS AND DIRECTORS OF THE NEW COMPANY

         The following information sets for information as to the persons who are expected to serve as Officers and Directors of the new Equisure, Inc. following the merger:

Name                                   Age               Position
- - ----                                   ---               --------

P. G. Uttley                           65         Chairman and a Director

B. Harding                             47         President and a Director

T. G. Green                            49         Director

Gerda Elsen                            36         Director

D. J. Sachman                          51         Director


         P. G. UTTLEY, Chairman and a Director. Mr. Uttley is British, and has been in the insurance business since 1959. At this time he is Chairman of Owen & Wilby, Chairman of Owl Holdings Limited, Fonde de Pouvoir of Equihot Societe Anonyme Monegasque, Director of Equihot Verzekering N.V., Director of Equihot Hervezekering N.V. and Chairman of P & B Limited.

         BARRIE HARDING, President and a Director. Mr. Harding is British and has been in the insurance business since 1965. From 1989 to 1993 he was Managing Director of Hull & Co., Ltd., during 1994 he was a member of the board of Hogg Insurance Brokers, Ltd., from January, 1995 to February, 1996 he was with Harding Associates, and from February, 1996 to the present he has been a director of Equihot insurance companies.

         TERRANCE GEORGE GREEN, Director - Underwriting. Mr. Green is British, and has been in the insurance business since 1965. From 1992 to 1995 he was with City Commercial Services Group, Ltd., and since November, 1995 has been Underwriting Manager of Equihot Hervezekering N.V.


         GERDA ELSEN, Director - Actuarial/Insurance Accounts. Mrs. Elsen is Belgian, and has been in the insurance business since 1987. From 1987 to 1995 she was with Area Benefits Network International Services S.G., a Professor of mathematics at E.H.S.A.L., and an Actuary at Hewitt CBC S.A. From January, 1996 she has been a Director of Equihot Hervezekering N.V.

         DAVID SACHMAN, Director - Finance. Mr. Sachman is a citizen of South Africa. He has been employed since 1988 as Director of Equihot Finance Trust and the Equihot companies.

         The Board of Directors recommends a vote for the slate of new directors.


                      SECURITY OWNERSHIP OF THE NEW COMPANY

         The following table sets forth information as to the owners of 5% or more of the voting securities, and officers and directors of the new company following the merger:

Name of Beneficial Owner     Number of Shares         % of Ownership
- - ------------------------     ----------------         --------------

Equihot Delfstoffen N.V.        5,297,041                   95%

All officers and
Directors as a group            5,297,041                   95%



              UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET

         The following is the unaudited pro forma condensed balance sheet, as of December 31, 1995 for both Aloe Vera and Equihot, showing the condensed balance sheet items, and the total for both combined.


                                             Historical              Pro forma
                                             ----------              ---------
                                     Aloe Vera        Equihot
                                     ---------        -------
Assets
  Current Assets                    $     --         $43,124,788     $43,124,788
  Fixed Assets                      $     --         $16,201,338     $16,201,338
  Other Assets                      $     --         $    --         $      --
                                                     -----------     -----------

                                    $     --         $59,326,126     $59,326,126
                                                     -----------     -----------

Liabilities and Stockholders Equity
  Current Liabilities               $  68,693        $ 8,217,326     $ 8,286,019
  Long Term Liabilities             $     --         $16,909,846     $16,909,846
  Stockholders Equity               $ (68,693)       $34,198,954     $34,130,261
                                    ----------       -----------     -----------

                                    $     --         $59,326,126     $59,326,126
                                    ----------       -----------     -----------


             UNAUDITED PRO FORMA COMBINED CONDENSED INCOME STATEMENT

         The following is the unaudited pro forma condensed income statement, as of December 31, 1995 for both Aloe Vera and Equihot, showing the condensed income statement items, and the total for both combined.


                                             Historical              Pro forma
                                             ----------              ---------
                                     Aloe Vera        Equihot
                                     ---------        -------
Total Revenues                      $     --         $27,371,605     $27,371,605
Cost of Goods Sold                  $     --         $14,003,778     $14,003,778
Investment Income                   $     --         $ 1,272,547     $ 1,272,547
Expenses                            $    4,062       $ 5,013,745     $ 5,017,807
Transfer to insurance fund          $     --         $ 8,413,506     $ 8,413,506
                                    ----------       -----------

Income (Loss)                       $   (4,062)      $ 1,213,123     $ 1,209,061




                               FUTURE DEVELOPMENT

         Equihot Hervezekering N.V. has shown growth of about 7% in the first quarter of 1996 compared with the first quarter of 1995. The first quarter is traditionally the best performing quarter, and, as a result, the growth for the remainder of the year may slow.

         The Company is looking for new areas of expansion, presently under review is South America and Australia. The Company is looking for growth with a profit, short term growth without known profit will be avoided.

         The principle source of reinsurance business is from Africa, in the mining sector. This has not been maximized, and the company will look for continued expansion.

         The shareholders of Equihot Herverzekering N.V. paid into the company (in addition to stock) the sum of $32,500,000 by way of a contributed surplus. This takes the form of a subordinated loan, paying an annual coupon of 6% on December 12th to the shareholders of Equihot Hervezekering N.V. This loan is not repayable and will be converted to common stock of Equihot Herverzekering N.V. at par on December 12, 1999. The title of lender to this subordinated loan is to be assigned in its entirety to Equisure Inc., the new shareholder of Equihot Herverzekering N.V.

         The Board of Directors recommends a vote for the proposal to exchange with Equihot Hervezekering N.V.